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                                                                   EXHIBIT A-3.6


                         SUMMARY OF RIGHTS TO PURCHASE
                        SERIES 2 JUNIOR PREFERRED STOCK


         On [                 ], the Board of Directors of Conectiv (the
"Company") declared a distribution of one Right (a "Class A Common Right") for each outstanding share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), to stockholders of record at the close of business on
[                 ] (the "Record Date") and for each share of Class A Common
Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date. Each Class A Common Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "Unit") of Series 2 Junior Preferred Stock, par value $.01 per share (the
"Series 2 Preferred Stock"), at a Purchase Price of $[     ] per Unit, subject
to adjustment. The description and terms of the Class A Common Rights are set forth in a Rights Agreement between the Company and Conectiv Resource Partners, Inc. as Rights Agent (the "Rights Agreement").

         On [           ], the Board of Directors also declared a similar
distribution of one Right (a "Company Common Right") for each outstanding share of Common Stock, par value $.01 per share (the "Company Common Stock") to stockholders of record on the Record Date, each Company Common Right entitling the holder thereof, subject to the terms of the Rights Agreement, to purchase from the Company a Unit of Series 1 Junior Preferred Stock, par value $.01 per
share, at a Purchase Price of $[     ] per Unit, subject to adjustment.

         Copies of the Rights Agreement and the Certificate of Designation for the Series 2 Preferred Stock have been filed with the Securities and Exchange Commission as exhibits to a Registration Statement on Form 8-A and a Current
Report on Form 8-K, each dated [              ], 1998 (respectively, the "Form
8-A" and "Form 8-K")). Copies of the Rights Agreement and the Certificate of Designation are available free of charge from the Company. This summary description of the Class A Common Rights and Series 2 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference.

The Rights Agreement

         Initially, the Class A Common Rights will attach to all certificates representing shares of outstanding Class A Common Stock, and no separate Rights Certificates will be distributed. The Class A Common Rights will separate from the Class A Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons
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(other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Class A Common Stock, Company Common Stock and other voting securities of the Company (the "Voting Securities"), and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Voting Securities. Until the Distribution Date, (i) the Class A Common Rights will be evidenced by Class A Common Stock certificates and will be transferred with and only with such Class A Common Stock certificates, (ii) new Class A Common Stock certificates issued after the Record Date (including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Class A Common Stock will also constitute the transfer of the Class A Common Rights associated with the Class A Common Stock represented by such certificates.

         The Class A Common Rights are not exercisable until the Distribution Date and will expire at the Close of Business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Class A Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Class A Common Rights.

         In the event that a Person becomes an Acquiring Person (a "Section 11(a)(ii) Event"), then each holder of a Class A Common Right will thereafter have the right to receive, upon exercise, Units of Series 2 Preferred Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Class A Common Right. The exercise price is the Purchase Price multiplied by the number of Units of Series 2 Preferred Stock issuable upon exercise of a Class A Common Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Class A Common Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time after a Person or group becomes an "Acquiring Person," (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) another company consolidates or merges with the Company and all or part of the Class A Common Stock or Company Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the
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consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, each holder of a Class A Common Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Class A Common Right.

         The Purchase Price payable, and the number of Units of Series 2 Preferred Stock (or other securities, as applicable) issuable, upon exercise of the Class A Common Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series 2 Preferred Stock, (ii) if holders of the Series 2 Preferred Stock are granted certain rights or warrants to subscribe for Series 2 Preferred Stock or convertible securities at less than the current market price of the Series 2 Preferred Stock, or (iii) upon the distribution to the holders of the Series 2 Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends in the Series 2 Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Shares of Series 2 Preferred Stock (other than fractional shares that are integral multiples of one one-hundredth of a Share). In lieu thereof, an adjustment in cash may be made based on the market price of the Series 2 Preferred Stock prior to the date of exercise.

         At any time prior to such time as any Person or group of affiliated or associated Persons becomes an Acquiring Person, the Company's Board of Directors may redeem the Class A Common Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"). In addition, prior to a Distribution Date and prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Company may, in connection with the redemption or purchase by the Company of shares of Class A Common Stock in accordance with the applicable provisions of the Company's Restated Certificate of Incorporation, redeem the Class A Common Rights attached to the shares of Class A Common Stock so redeemed or purchased at a redemption price of $.01 per Right, subject to adjustment. Immediately upon the action of the Company's Board of Directors ordering the redemption of Class A Common Rights, the Rights so redeemed will terminate and the only right of the holders of such Rights will be to receive the Redemption Price.

         In the event that prior to the Distribution Date, the Class A Common Stock is converted, in whole or in part, into Company Common Stock in accordance with the applicable provisions of the Company's Restated Certificate of Incorporation, the Class A Class A Common Rights attached to the shares of Class A Common Stock so converted will be converted to Company Common Rights pursuant to a conversion ratio equivalent to the conversion ration used for converting the Class A Common Stock to Company Common Stock. After the Distribution Date, Class A Common Rights will be convertible
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into Company Common Rights only if all outstanding shares of Class A Common
Stock are converted into Company Common Stock, and such conversion will be pursuant to a conversion ratio equivalent to the conversion ration used for converting the Class A Common Stock to Company Common Stock.

         At any time after a Person or group of affiliated or associated Persons becomes an Acquiring Person and before any such Person or group shall become the beneficial owner of 50% or more of the total voting power of the Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Class A Common Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange rate of one Unit of Series 2 Preferred Stock per Right (subject to adjustment in certain events).

         Until a Class A Common Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Class A Common Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Class A Common Rights become exercisable for Units of Preferred Stock (or other consideration).

         Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Class A Common Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board may deem necessary or desirable. After a Person or a group of affiliated or associated Persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Class A Common Rights (excluding the interests of any Acquiring Person).

Description of Series 2 Preferred Stock

         The Units of Series 2 Preferred Stock that may be acquired upon exercise of the Class A Common Rights will be redeemable in certain events as described below, and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation (except that Series 2 Preferred Stock will be in parity with the Series 1 Junior Preferred Stock).

         Each Share of Series 2 Preferred Stock will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 100 times the aggregate per share dividend declared on the Class A Common Stock since the immediately preceding quarterly dividend, subject to certain adjustments.

         In the event of liquidation, the holder of Series 2 Preferred Stock will be entitled to receive a preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 100 times the amount paid in respect of a share of Class A Common Stock, subject to certain adjustments.
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         The Series 2 Preferred Stock will be redeemable in certain instances upon substantially the same terms and conditions that shares of Class A Common Stock may be redeemed in accordance with the Company's Restated Certificate of Incorporation.

         Generally, each share of Series 2 Preferred Stock will vote together with the Company Common Stock, the Class A Common Stock, any other series of preferred stock entitled to vote in such a manner, and will be entitled to 100 votes per share, subject to certain adjustments. The holders of the Series 2 Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Series 2 Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon.

         In the event of any merger, consolidation, or other transaction in which shares of Class A Common Stock are exchanged, each share of Series 2 Preferred Stock will be entitled to receive 100 times the aggregate per share amount of stock, cash, securities or other property paid in respect of each share of Class A Common Stock, subject to certain adjustments.

         The rights of holders of the Series 2 Preferred Stock to dividend, liquidation and voting rights are protected by customary anti-dilution provisions.

         Because of the nature of the Series 2 Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Series 2 Preferred Stock is expected to approximate the economic value of one share of Class A Common Stock.